SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Compagas

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and trades energy, with shares listed on B3 SA - Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on NYSE (ELP) and LATIBEX (XCOP, XCOPO, XCOPU), hereby announces to its shareholders and the market in general that received on July 29, 2021, from Petróleo Brasileiro S.A. (“Petrobras”) and Petrobras Gás S.A. (“Gaspetro”), a letter referring to the opportunity to exercise the preemptive right in the acquisition of all shares issued by the Companhia Paranaense de Gás (“Compagas”) owned by Gaspetro, as provided for in the Compagas Shareholders' Agreement.

Compagas is the concessionaire responsible for the distribution of piped natural gas in State of Paraná, and its shareholders are Copel, with 51% of the shares, Gaspetro, with 24.5%, and Mitsui Gás e Energia do Brasil Ltda. (“Mitsui”), with 24.5%.

In this context, the opportunity to exercise the preemptive right arises from the execution of the Agreement for the Purchase and Sale of Shares and Other Covenants, entered into between Petrobras, as seller, and Compass Gás e Energia SA ("Compass"), as of buyer, through which Petrobras, undertook to sell 51% of the capital of Gaspetro (“Shares”) to Compass.

Copel will evaluate the opportunity within the established period of 30 (thirty) days for manifestation, considering, among others, the pricing of the asset, and its strategic objective of keeping the focus on its core business, which may involve the disinvestment in Compagas, as already stated by the Company in other opportunities, such as in the presentation for the APIMEC event, on August 28, 2019, available on the Empresas.NET system, in the category "Notice to the Market", type "Presentations to analysts/market agents", subject "APIMEC Presentation 2019" and in the notice to the market 21/19, available in the Empresas.NET system, in the category "Notice to the Market", type "Other Notices Not Considered Relevant Facts".

The Company also informs that the Public Consultation is open to collect contributions for the improvement of the State Gas Plan and the proposal to extend the concession of piped gas distribution services in the State of Paraná.

According to the Call Notice for Public Consultation 001/2021, the documents were made available to all interested parties on the website www.planejamento.pr.gov.br, until August 22, 2021. A Public Hearing will also be held to discuss the issues. the proposal in data to be defined, which will be published later in a specific notice.

Curitiba, July 30, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 30, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.